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SEC FILE NUMBER
8-67155

8-67155

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Plexus Energy Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9251 W. Brandt Ave.
(No. and Street)

Littleton	CO	80123
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wayne Williamson	303-225-5296	wwilliamson@plexuscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne Williamson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Plexus Energy Capital, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TARA N LEE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20064027661
MY COMMISSION EXPIRES JULY 18, 2022

Signature: [signature]

Title: MANAGING MEMBER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PLEXUS ENERGY CAPITAL, LLC
(SEC File No. 8-67155)

Report of Independent Registered Public Accounting Firm
on Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2021
and Review on Exemption Report

PLEXUS ENERGY CAPITAL, LLC

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Plexus Energy Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plexus Energy Capital, LLC as of December 31, 2021, the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plexus Energy Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plexus Energy Capital, LLC's management. Our responsibility is to express an opinion on Plexus Energy Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plexus Energy Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Plexus Energy Capital, LLC's financial statements. The supplemental information is the responsibility of Plexus Energy Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Plexus Energy Capital, LLC's auditor since 2020.

Maitland, Florida

January 19, 2022

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2021
CURRENT ASSET:	
Cash and cash equivalents	$ 55,364
TOTAL ASSETS	$ 55,364

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:	
Due to related party	$ -
MEMBERS' EQUITY	55,364
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 55,364

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2021
REVENUES:	
Engagement fees	$ -
OPERATING EXPENSES:	
Salaries and benefits	-
Consulting expense	-
Contract services	9,000
Professional fees	7,092
Overhead charges paid to related entity (Note C)	1,680
Other operating expenses	1,236
	19,008
NET INCOME (LOSS)	$ (19,008)

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Members' equity at December 31, 2020		24,372
Members' contributions		50,000
Net income		(19,008)
Members' equity at December 31, 2021	$	55,364

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC

STATEMENTS OF CASH FLOWS

		YEARS ENDED DECEMBER 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$	(19,008)
Adjustments to Reconcile Net Income to		
Net Cash Used For Operations:		
Increase (decrease) in cash resulting		
from change in:		
Due to related parties		-
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		(19,008)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		50,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		30,992
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		24,372
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	55,364
Supplemental Disclosure:		
Cash paid for interest		$0
Cash paid for taxes		$0

The accompanying notes are an integral part of these financial statements.

PLEXUS ENERGY CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021

A. Summary of Significant Accounting Policies

Organization

Plexus Energy Capital, LLC (the Company) is a Colorado Limited Liability Company formed September 23, 2005 to engage in investment banking and financial consulting. The Company currently operates as a consultant in debt and equity financing transactions for a fee. The Company's business is national in scope.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Revenue from contracts with customers

Revenues from contracts with customers are comprised of investment banking and advisory fees. Such fees are recognized at this point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided. The Company identifies the specific performance obligation associated with the contract with the customer and determines when that specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transaction, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be recognized upon completion of the performance obligation. At December 31, 2021, the Company had $0 in Deferred Revenue.

A. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2021 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possibility changes will occur within the next twelve months that will have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as other expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company did not have any revenue in 2021.

C. Transactions with Related Entities

The Company has an expense paying and sublease agreement with two related entities. These related entities provide administrative services including payroll functions and bill paying services. The Company reimburses the related entities through direct cost reimbursement agreements. The Company paid $1,680 for the year 2021, for the personal property, utilities, office space and payroll to the related parties. The members' of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. The amount due to the related entities at December 31, 2021 was $0.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2021, the Company's net capital was $55,364 and the required net capital was $5,000.

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Under the exemptive provisions of footnote 74, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

PLEXUS ENERGY CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021

E. Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $19,008.01 during the year ended December 31, 2021, and as of that date, the Company has Members' Equity of $55,364.42 and net capital of $55,364.42. These factors, as well as the prior year's loss, create a doubt about the Company's ability to continue as a going concern for the year following the date of these financial statements. Management has addressed this by obtaining a commitment from the members of the Company to provide cash contributions as necessary for the ensuing year, as they did during 2021. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F. Commitments and Contingencies

The Company does not have any commitments and contingencies.

G. Subsequent Events

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued and determined the Company has no events and transactions occurring.

SUPPLEMENTARY INFORMATION

PLEXUS ENERGY CAPITAL, LLC
SCHEDULE 1

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 55,364
DEDUCTIONS:	-
NET CAPITAL	$ 55,364
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

PLEXUS ENERGY CAPITAL, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2021

The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3. The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073. Under the exemptive provisions of footnote 74, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Plexus Energy Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Plexus Energy Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, mergers and acquisitions, advisory services and investment banking activities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plexus Energy Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plexus Energy Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

January 19, 2022

Plexus Energy Capital, LLC

EXEMPTION REPORT

Plexus Energy Capital, LLC, (Firm) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm is not claiming an exemption from 17 C.F.R. § 240. 15c3-3 under paragraph (k). The Firm is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073.

2. The Firm is engaged in the private placement of securities, mergers and acquisitions advisory services and investment banking activities.

3. As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)), during the reporting period the Firm affirms that it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent fiscal year without exception.

Plexus Energy Capital, LLC

I, Wayne Williamson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Member

January 18, 2022